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                                                               Exhibit (a)(1)(B)

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9
                                (Rule 14d-101)

                     Solicitation/Recommendation Statement
                         Under Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               ----------------

                              BeautiControl, Inc.
                           (Name of Subject Company)

                              BeautiControl, Inc.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $.10 per share
                        (Title of Class of Securities)

                                  074655 10 1
                     (CUSIP Number of Class of Securities)

                               Richard W. Heath
                          Chief Executive Officer and
                      Chairman of the Executive Committee
                              BeautiControl, Inc.
                               2121 Midway Road
                            Carrollton, Texas 75006
                                (972) 458-0601

                                With a copy to:

                                 David H. Oden
                             Haynes and Boone, LLP
                          1600 N. Collins, Suite 2000
                            Richardson, Texas 75080
                                (972) 680-7550
           (Name, Address and Telephone Numbers of Person Authorized
     to Receive Notices and Communications on Behalf of the Person Filing
                                  Statement)

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

  The name of the subject company is BeautiControl, Inc., a Delaware corporation (the "Company"), and the address and telephone number of its principal executive offices are 2121 Midway Road, Carrollton, Texas 75006,
(972) 458-0601. The title of the class of equity securities to which this statement relates is the common stock, par value $.10 per share, of the Company (the "Shares"). As of the close of business on September 11, 2000 there were 7,231,448 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

  The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above.

  This Schedule 14D-9 relates to a tender offer by B-C Merger Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Tupperware Corporation, a Delaware corporation ("Tupperware"), disclosed in a Tender Offer Statement on Schedule TO, dated September 20, 2000 (the "Schedule TO"), to purchase all outstanding Shares, at a price of $7.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated
September 20, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which Letter of Transmittal, together with the Offer to Purchase, as amended or supplemented from time to time constitute the "Offer"). The Offer to Purchase and the related Letter of Transmittal are exhibits hereto and are incorporated herein by reference.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 13, 2000 (the "Merger Agreement"), among Tupperware, Purchaser and the Company, which, among other things, provides for: (i) the making of the Offer by Purchaser, subject to the conditions set forth in the Offer to Purchase and the conditions and terms of the Merger Agreement; (ii) the subsequent merger of Purchaser with and into the Company (the "Merger"); and
(iii) the settlement of each outstanding option to purchase Shares granted under the Company's stock option plans (each, a "Company Stock Option"). Pursuant to the Merger, at the effective time of the Merger (the "Effective Time"), each Share outstanding at the Effective Time (other than Shares held in the treasury of the Company or held by Purchaser or Tupperware or their subsidiaries, or Shares held by stockholders validly exercising appraisal rights pursuant to Section 262 of the Delaware General Corporation Law ("Delaware Law" or the "DGCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to the Offer Price.

  As set forth in the Schedule TO, the address of the principal executive offices of Purchaser and Tupperware is 14901 S. Orange Blossom Trail, Orlando, Florida 32837.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Arrangements Between the Company and Its Executive Officers, Directors and Affiliates

  All material agreements, arrangements and understandings and any actual or potential conflict of interest between the Company or its affiliates, and (1) its executive officers, directors or affiliates or (2) Purchaser, its executive officers, directors or affiliates, are described in the attached Annex II and are incorporated herein by reference, or are set forth or described below.

  Annex II is being furnished to the Company's stockholders pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company (the "Board") other than at a meeting of the stockholders of the Company.

  The Company has entered into certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates, as described in the Company's Proxy Statement, dated March 6, 2000, for the 2000 Annual Meeting of Stockholders under the headings "Security Ownership of Principal Stockholders and Management," "Compensation of Directors," "Special Stock Option Plan," "Executive Compensation," "Stock Option Grants in Last Fiscal Year," "Aggregated Option Exercises in Last Fiscal Year and Option Values at Fiscal Year End" and "Certain Relationships and Related Transactions." The Proxy Statement is an exhibit hereto and is incorporated herein by reference.

Proposed Employment and Similar Arrangements

  Tupperware has agreed with Richard W. Heath, the Company's current Chief Executive Officer and Chairman of the Executive Committee, and with Jinger L. Heath, the Company's current Chairman of the Board of Directors, that it will cause the Company to enter into an employment agreement with each Mr. Heath and Ms. Heath at the Effective Time of the Merger. For a further description of the proposed employment agreements, see the description contained under the caption "The Employment Agreements" under "Section 11. Purpose of the Offer and the Merger; The Merger Agreement; The Stockholder Agreements; The Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BeautiControl" in the Offer to Purchase, which is incorporated by reference herein. The summary of the proposed employment agreements contained in the Offer to Purchase is qualified in its entirety by reference to such agreements, copies of which are filed as exhibits hereto and are incorporated herein by reference.

The Merger Agreement

  The summary of the material provisions of the Merger Agreement set forth under the caption "The Merger Agreement" under "Section 11. Purpose of the Offer and the Merger; The Merger Agreement; The Stockholder Agreements; The Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BeautiControl" in the Offer to Purchase is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

Company Stock Options

  The Merger Agreement provides that each Company Stock Option that is outstanding at the Effective Time will be canceled as of the Effective Time, and each holder of a Company Stock Option will be entitled to receive from the Company an amount equal to (i) the product of (A) the number of Shares subject to such Company Stock Option and (B) the excess, if any, of the Offer Price over the exercise price per share for the purchase of the Shares subject to such Company Stock Option, minus (ii) all applicable federal, state and local taxes required to be withheld. These amounts are to be paid within three business days following the Effective Time. The surrender of a Company Stock Option in exchange for this amount will be deemed a release of any and all rights the holder of the Company Stock Option had or may have had in respect thereof.

  Alternatively, Tupperware may, at its option, offer to certain holders of Company Stock Options who are also employees of the Company at the Effective Time, the option to receive, in lieu of any payments pursuant to the preceding paragraph, in exchange for each Company Stock Option held by such employee that is outstanding as of the Effective Time, an option to purchase the number of shares of Tupperware's common stock determined by multiplying (i) the number of Shares subject to such stock option immediately prior to the Effective Time by (ii) the Exchange Ratio (as defined below), at an exercise price per share of Tupperware's common stock (rounded up to the nearest cent) equal to the exercise price per share of Shares immediately prior to the Effective Time divided by the Exchange Ratio. All such options will, upon issuance, be fully vested and immediately exercisable, and, except as provided in the Merger Agreement, will be exercisable upon the terms and conditions of Tupperware's 2000 Incentive Plan. Tupperware has agreed, as soon as reasonably practicable and in no event later than twenty days after the Effective Time, to file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to shares of Tupperware's common stock subject to such stock options or will cause the stock options to be deemed to be issued pursuant to a stock plan of Tupperware registered pursuant to an appropriate registration form. "Exchange Ratio" means the quotient, rounded to the nearest thousandth, of

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the Offer Price divided by the average, rounded to the nearest cent, of the last reported sales price per share of Tupperware's common stock on the New York Stock Exchange for the ten trading days immediately preceding the date of the closing of the Merger.

  The Company has agreed to take all actions necessary or appropriate to cause each Company Stock Option that is outstanding as of the Effective Time to vest in full and become exercisable immediately prior to the Effective Time. The Company has also agreed to take all actions necessary to provide that, as of the Effective Time, (i) each Company stock option plan and any similar plan, program or agreement of the Company will be terminated, (ii) any rights under any other plan, program, agreement or arrangement relating to the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries will be terminated, and (iii) no holder of Company Stock Options will have any right to receive any shares of capital stock in the Company or, if applicable, the Surviving Corporation (as defined in the Merger Agreement), upon the exercise of any Company Stock Option.

  As of September 11, 2000, there were 1,637,600 Shares subject to issuance under outstanding Company Stock Options.

  This summary of information contained in the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

Employee Benefit Plans

  Tupperware has agreed in the Merger Agreement that, for a period of one year immediately following the Effective Time, Tupperware will, or will cause the Surviving Corporation to, maintain in effect employee benefit plans and arrangements that provide benefits that have a value that is substantially comparable, in the aggregate, to the benefits provided by the Company's employee benefit plans (not taking into account the value of any benefits under any such plans that are equity based).

  Tupperware has also agreed that, for purposes of determining eligibility to participate, vesting and accrual or entitlement to benefits where length of service is relevant under any employee benefit plan or arrangement of the Surviving Corporation, employees of the Company and its subsidiaries as of the Effective Time will receive service credit for service with the Company and its subsidiaries to the same extent such credit was granted under the Company's employee benefit plans, subject to offsets for previously accrued benefits and no duplication of benefits.

  This summary of information contained in the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

Confidentiality Agreements

  The Company and Tupperware have entered into two Confidentiality Agreements (the "Confidentiality Agreements"). For a further description of the Confidentiality Agreements, see the description contained under the caption "The Confidentiality Agreements" under "Section 11. Purpose of the Offer and the Merger; The Merger Agreement; The Stockholder Agreements; The Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BeautiControl" in the Offer to Purchase, which is incorporated by reference herein. The summary of the Confidentiality Agreements contained in the Offer to Purchase is qualified in its entirety by reference to the Confidentiality Agreements, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Stockholder Agreements

  Tupperware and each of Mr. Heath, Ms. Heath and each of the other directors of the Company have entered into Stockholder Agreements, dated as of September 13, 2000 (the "Stockholder Agreements"). For a further description of the Stockholder Agreements, see the description contained under the caption "The Stockholder Agreements" under "Section 11. Purpose of the Offer and the Merger; The Merger Agreement; The Stockholder

Agreements; The Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BeautiControl" in the Offer to Purchase, which is incorporated by reference herein. The summary of the Stockholder Agreements contained in the Offer to Purchase is qualified in its entirety by reference to the Stockholder Agreements, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Indemnification

  The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") provides that the Company will indemnify to the full extent authorized or permitted by law any person made, or threatened to be made, a party to any action or proceeding (whether civil or criminal or otherwise) by reason of the fact that he, his testator or intestate, is or was a director or officer of the Company or by reason of the fact that such director or officer, at the request of the Company, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity. This provision does not affect any rights to indemnification to which employees other than directors and officers may be entitled by law.

  The Restated Certificate of Incorporation also provides that, to the fullest extent permitted by Delaware Law, as it now exists or may hereafter be amended, a director of the Company will not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision of the Restated Certificate of Incorporation by the stockholders of the Company will be prospective only and will not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

  The Company's Bylaws provide that the Company will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director, trustee, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (as defined in the Bylaws), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

  The Bylaws also provide that the Company will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in right of the Company to procure a judgment in the Company's favor by reason of the fact that such person is or was a director, trustee, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to amounts paid in settlement, the settlement of the suit or action was in the best interests of the Company; provided, however, that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable for gross negligence or willful misconduct in the performance of such person's duty to the Company, unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of such liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses

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as such court will deem proper. The termination of any action or suit by judgment or settlement will not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interest of the Company.

  In addition, the Bylaws provide that to the extent that a director, trustee, officer, employee or agent of the Company has been successful on the merits or otherwise, in whole or in part, in defense of any action, suit or proceeding referred to in the foregoing paragraphs, or in defense of any claim, issue or matter therein, that person will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

  The Company's Bylaws also provide that any indemnification under the foregoing paragraphs (unless ordered by a court) will be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above. Such determination will be made (a) by the Board of Directors of the Company by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, by a majority vote of directors who were not parties to such action, suit or proceeding, or (c) by independent legal counsel (selected by one or more of the directors, whether or not a quorum and whether or not disinterested) in a written opinion, or (d) by the stockholders. Anyone making such a determination under this provision may determine that a person has met the standard therein set forth as to some claims, issues or matters but not as to others, and may reasonably prorate amounts to be paid as indemnification.

  The Bylaws further provide that expenses incurred in defending a civil or criminal action, suit or proceeding will be paid by the Company, at any time or from time to time in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in the preceding paragraph upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Company as authorized in the Company's Bylaws. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

  The indemnification provided by these provisions of the Bylaws are not deemed to be exclusive of any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and will continue as to a person who has ceased to be a director, trustee, officer, employee or agent and will inure to the benefit of the heirs, executors, and administrators of such a person.

  The Company has the power under the Bylaws to purchase and maintain insurance on behalf of any person who is or was a director, trustee, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, trustee, officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability.

  Section 145 of the Delaware Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

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  In addition, the Merger Agreement contains certain provisions regarding the indemnification and insurance of directors of the Company that are described under the caption "The Merger Agreement--Indemnification" under "Section 11. Purpose of the Offer and the Merger; The Merger Agreement; The Stockholder Agreements; The Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BeautiControl" in the Offer to Purchase, and that description is incorporated by reference herein.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board of Directors

  At a meeting held on September 10, 2000, the Board unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company's and its stockholders, and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, the Board recommends that holders of Shares tender their Shares pursuant to the Offer.

Reasons

 Background

  On July 17, 2000 Alan D. Kennedy, President of Tupperware, initiated a telephone call with Richard W. Heath, the Chief Executive Officer of the Company, in which Mr. Kennedy stated that he and E.V. Goings, the Chairman of the Board and Chief Executive Officer of Tupperware, proposed to meet with Mr. Heath to discuss a possible relationship between Tupperware and the Company that would be mutually beneficial. A meeting was scheduled in Dallas, Texas on August 2, 2000.

  On August 2, 2000, Messrs. Heath, Goings and Kennedy met for dinner in Dallas, Texas. The parties discussed in general terms various possibilities concerning a merger or other type of business alliance between the Company and Tupperware. The parties concluded the meeting by expressing a mutual interest in continuing the discussions at the headquarters of Tupperware in Orlando, Florida at a date to be determined later.

  On August 15, 2000, Mr. Heath informed Robert S. Folsom, A. Starke Taylor, Jr., and Joseph M. Haggar, III (all of whom are members of the Company's Board) that Mr. and Ms. Heath intended to travel to Orlando, Florida on August 17, 2000, for the purpose of meeting with Tupperware to continue the preliminary discussions on some form of business combination.

  On August 17, 2000, Mr. and Ms. Heath met at Tupperware's headquarters with Mr. Goings. The meeting consisted primarily of a tour of Tupperware's facility. That evening at dinner, discussions of a broad, general nature took place.

  On August 18, 2000, Mr. Heath and Mr. Goings met at Tupperware's offices and executed confidentiality agreements between Tupperware and the Company. Paul
B. Van Sickle, Tupperware's Executive Vice President and Chief Financial Officer, joined the meeting and general discussions took place regarding a friendly combination of the two companies. Mr. Van Sickle stated that Tupperware was prepared to make an offer of $6.00 per Share. According to Mr. Van Sickle, a $6.00 per Share purchase price was based on financial models of the Company prepared by Tupperware and its financial advisor, Lazard Freres & Co. LLC ("Lazard"). In response to the proposal, Mr. Heath emphasized the Company's improving operating performance in recent months and also made suggestions and estimates of how operating expenses might be reduced in the future. At that point, Messrs. Goings and Van Sickle left the room to privately discuss the matter, and then Mr. Van Sickle made an oral offer to Mr. Heath of $7.00 per Share, which he stated was Tupperware's final offer. Mr. Goings also expressed his general desire that senior management remain with the Company, but no specific discussion of personnel or compensation took place. At the conclusion of the meeting, Mr. Goings emphasized that Tupperware would be prepared to move quickly, and that Tupperware's offer would not be subject to a financing contingency. He further emphasized that if the offer were to become publicly known, the offer would in all

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likelihood be withdrawn. He also emphasized that if the Company engaged in any auction process, whether public or private, the offer would be withdrawn.
Mr. Heath agreed to present the $7.00 per Share offer to the Company's Board of Directors. Thomas M. Roehlk, Tupperware's Senior Vice President, General Counsel and Secretary, joined the meeting and presented a timetable for moving forward. At that meeting and at subsequent meetings, various forms of consideration were discussed.

  On August 21 and 22, 2000, Mr. Heath contacted each member of the Company's Board to inform them of the discussions with Tupperware.

  On August 23, 2000, Mr. Heath and legal counsel for the Company held a preliminary meeting with Hoak Breedlove Wesneski & Co. ("HBW") to discuss the status of the proposal, and to discuss the possibility that the Company might retain HBW as its financial advisor in order to render a fairness opinion.

  On August 24, 2000, Messrs. Heath and Roehlk further discussed a proposed timetable for the transaction, and general matters relating the transaction.

  On August 25, 2000, representatives of the Company met in Dallas with representatives of Tupperware and Lazard to conduct due diligence.

  On August 27, 2000, Mr. Heath and Mr. Goings had a telephone conversation in which Mr. Goings stated that it was Tupperware's desire that current management of the Company remain in place after any transaction with Tupperware.

  On August 28, 2000, Mr. Heath polled the members of the Board of Directors about hiring HBW as the Company's financial advisor in connection with any transaction with Tupperware. The Board members approved the engagement of HBW. Mr. Roehlk called Mr. Heath and discussed the broad outline of a merger with Tupperware. That day, Tupperware sent the Company a preliminary term sheet for the transaction, setting forth the material terms of the transaction, including consideration in the form of cash. That evening, members of Tupperware's senior management met with the Company's management and toured the Company's facilities.

  On August 29, 2000, the Company, Tupperware and their respective legal counsel negotiated certain points in the preliminary term sheet, and the term sheet was revised. The Company signed an engagement letter with HBW, formally engaging HBW to render a fairness opinion in connection with a merger of the Company and Tupperware. Throughout that day, senior management of Tupperware interviewed members of the Company's senior management.

  On August 31, 2000, Mr. Heath and Mr. Roehlk discussed certain proposed compensation arrangements for the Company's senior management in an attempt to make sure that the Company's executives could be compensated within the framework of Tupperware's current executive compensation parameters. Discussions also included which members of the Company's current management team might continue with the Company after a merger.

  On September 1, 2000, the Company received from Tupperware's counsel the first draft of the Merger Agreement and the Stockholder Agreement.

  On September 5, 2000, Mr. Roehlk informed Mr. Heath that Tupperware's Board of Directors had approved the terms of the transaction.

  On September 6, 2000, Company management and legal counsel for the Company met with Tupperware and its legal counsel to negotiate the terms of the Merger Agreement and Stockholder Agreement. Tupperware also continued to interview members of the Company's management. That afternoon, the Company's Board met to review and discuss the transaction, and to discuss matters of fiduciary duty with the Company's legal counsel. The Board authorized the Company's management to continue with the proposed transaction on the terms

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currently being negotiated. The individual members of the Board also informed
Mr. Heath that they would tender all Company shares they owed to Tupperware if Tupperware made the proposed tender offer at $7.00 per share.

  During the period from September 6, 2000 to September 9, 2000, the parties conducted negotiations with respect to the Merger Agreement and the Stockholder Agreements and related business issues, including the amount of the termination fee and the circumstances under which it would be payable, the ability of the Company's directors to terminate the Merger Agreement under certain circumstances, the ability of those stockholders of the Company who were being asked by Tupperware to enter into a Stockholder Agreement to withdraw shares tendered pursuant to the Offer if a competing offer arose, and certain other aspects of the Offer and the Merger.

  On September 7, 2000, Mr. Heath and Mr. Roehlk discussed the proposed compensation of Mr. and Ms. Heath, and certain other matters relating to the Merger, including how a public announcement of the Merger would be made.

  On September 9, 2000, the members of the Company's Board received HBW's financial analysis with respect to the merger consideration. The Board also received a revised version of the Merger Agreement and Stockholder Agreements, a summary of those agreements, and proposed resolutions relating to the Merger to be considered at the Board meeting to be held the following day.

  At a meeting held on September 10, 2000, the Company's Board reviewed the history of the transaction, that status of discussions with Tupperware, and the Company's current and anticipated financial performance. HBW delivered to the Company's Board its opinion to the effect that, as of that date, and based upon certain matters and assumptions stated therein, the consideration to be received by the holders of the Shares pursuant to the Offer and under the terms of the Merger Agreement is fair to such holders from a financial point of view. The Company's legal counsel discussed the other terms of the Merger Agreement and the Stockholder Agreements. At the conclusion of the discussion, the Company's Board unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the holders of the Shares, and unanimously recommended that stockholders of the Company accept the Offer and tender their Shares.

  Between September 10, 2000 and September 13, 2000, officers of the Company, upon authorization by the Board of Directors, and Tupperware finalized the Merger Agreement and related agreements.

  Following the completion of the final terms of the Merger Agreement on September 13, 2000, Tupperware, the Purchaser and the Company executed and delivered the Merger Agreement, and Tupperware and the Company's directors executed and delivered the Stockholder Agreements. On September 13, 2000, the Company and Tupperware each issued a press release announcing the execution of the Merger Agreement and the transactions contemplated thereby.

  On September 20, 2000, pursuant to the terms of the Merger Agreement, Purchaser commenced the Offer.

 Reasons for the Recommendation

  In making the determinations and recommendations set forth above in this
Item 4, the Board considered a number of factors, including without limitation the following:

    (i) the historical and recent market prices for the Shares and the fact that the Offer Price of $7.00 per Share represented a premium of approximately 100% over the $3.50 closing sales price for the Shares as quoted on the Nasdaq Stock Market on September 8, 2000, the last trading day before the consideration of the Merger Agreement by the Board of Directors, and represented a substantial premium over the average price of the Shares over the preceding year as quoted on the Nasdaq Stock Market;

    (ii) the presentation of HBW at the September 10, 2000 meeting of the Board and the opinion of HBW that, based upon and subject to assumptions and other limitations set forth therein, the Offer Price to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view. The opinion dated September 10, 2000 is attached as Annex I hereto and is incorporated herein by reference. Holders of Shares are encouraged to read the opinion in its entirety;

    (iii) the fact that the Merger Agreement provides for a prompt cash tender offer for all Shares, which enables all of the Company's stockholders to obtain the benefits of the transaction at the earliest possible time;

    (iv) the assessment of the Company's alternatives to the Offer and the Merger, and the fact that any publicly known canvass of the market or auction would likely cause uncertainty and attrition among members of the sales force of the Company, and the potential negative effect such actions would have on stockholder value;

    (v) the fact that, to the extent required by the fiduciary obligations of the Board to the stockholders under Delaware Law, the Company may terminate the Merger Agreement in accordance with its terms to approve a Superior Proposal (as defined in the Merger Agreement), upon the payment of the termination fee of $1,865,000 and up to $1,000,000 of Tupperware's expenses associated with the Offer and the Merger, which the Board considers to be appropriate and reasonable;

    (vi) the Board's knowledge of the business, operations, properties, assets, financial condition, operating results, historical performance and prospects of the Company; and

    (vii) the current status of the Company's business and the direct sales industry and general economic and market conditions.

  The foregoing is not intended to be exhaustive, but it is intended to include many of the material factors considered by the Board. The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

 Intent to Tender

  To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he, she or it has sole dispositive power as of the Expiration Date. Certain directors and senior executives of the Company have entered into a Stockholder Agreement with Tupperware pursuant to which, among other things, such executives have agreed to tender their Shares in accordance with the Offer and to vote the Shares beneficially owned by them in favor of the Merger. Reference is made to Items 2 and 3 above.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

  HBW was engaged by the Company pursuant to the terms of an engagement letter (the "Engagement Letter") to undertake an analysis to enable HBW to provide an opinion to the Board for its consideration as to the fairness to the Company's stockholders, from a financial point of view, of the consideration to be received by the Company's stockholders pursuant to the Merger. The Company has agreed to pay HBW a fee of $250,000, of which $25,000 was payable on the date of the Engagement Letter, $50,000 was payable on the date HBW delivered its opinion, and $175,000 will be payable on the date of the consummation of the Merger. The Company has also agreed to reimburse HBW for all of its reasonable out-of-pocket expenses incurred in connection with its engagement. The Company also agreed to indemnify HBW for certain liabilities in connection with the engagement.

  Mr. Clifford J. Grum, a director of Tupperware, is also a director of HBW Holdings, Inc., the parent corporation of HBW.

  In the ordinary course of business, HBW and its affiliates may actively trade the equity securities of the Company for their own accounts and for the accounts customers and, accordingly, may at any time hold long or short positions in such securities.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

  During the past sixty (60) days, to the best of the Company's knowledge, no transactions in the Shares have been effected by the Company or any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

  Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

  Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to above in this Item 7.

Item 8. Additional Information.

  The Information Statement attached hereto as Annex II, and incorporated herein by reference, is being furnished to the Company's stockholders in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders as described in Item 3.

Section 203 of the DGCL

  Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who has the right to acquire 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. For purposes of Section 203, the Board approved the Company entering into the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Tupperware and Purchaser by virtue of such actions.

  Other than as set forth above, the Company does not believe that the antitakeover laws and regulations of any state will by their terms apply to the Offer and the Merger, and neither Tupperware nor Purchaser has attempted to comply with any state antitakeover statute or regulation. Purchaser has reserved the right to challenge the applicability or validity of any state law purportedly applicable to the Offer. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See "Section 14. Conditions of the Offer" of the Offer to Purchase, filed as an exhibit to the Schedule TO and mailed to stockholders concurrently with this Schedule 14D-9.

Section 253 of the DGCL

  Section 253 of the DGCL provides that if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge that corporation into itself or itself into such corporation without any action or vote on the part of the board of directors or the stockholders of such other corporation (a "short-form merger"). In the event that Tupperware, Purchaser and any other subsidiaries of Tupperware acquire in the aggregate at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, then, at the election of Tupperware, a short-form merger could be effected without further approval of the Board or stockholders of the Company, subject to compliance with the provisions of Section 253 of the DGCL. Even if Tupperware and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Tupperware and Purchaser could seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger. The per Share consideration paid for any Shares so acquired may be greater or less than the Offer Price. Tupperware and Purchaser have advised the Company that they presently intend to effect a short-form merger if permitted to do so under the DGCL, pursuant to which Purchaser will be merged with and into the Company.

Section 262 of the DGCL

  Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL, including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Under Section 262 of the DGCL, dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

Item 9. Exhibits.

   Exhibit 1 Offer to Purchase dated September 20, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO, filed by Tupperware and Purchaser on September 20, 2000).

   Exhibit 2 Letter of Transmittal (incorporated by reference to Exhibit
             (a)(1)(C) to the Schedule TO, filed by Tupperware and Purchaser on September 20, 2000).

   Exhibit 3 Letter to Stockholders of the Company, dated September 20, 2000
             (filed herewith).

   Exhibit 4 Opinion of HBW, dated September 10, 2000 (included as Annex I to this Schedule 14D-9).

   Exhibit 5 Agreement and Plan of Merger, dated as of September 13, 2000, among Tupperware, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO, filed by Tupperware and Purchaser on September 20, 2000).

   Exhibit 6 Confidentiality Agreement, dated August 18, 2000, between the
             Company and Tupperware (incorporated by reference to Exhibit
             (d)(5) to Schedule TO, filed by Tupperware and Purchaser on September 20, 2000).

   Exhibit 7 Confidentiality Agreement, dated August 18, 2000, between the
             Company and Tupperware (incorporated by reference to Exhibit
             (d)(6) to Schedule TO, filed by Tupperware and Purchaser on September 20, 2000).

   Exhibit 8 Form of Stockholder Agreement, dated as of September 13, 2000, entered into between Tupperware and each of Richard W. Heath, Jinger L. Heath, Sheila O'Connell Cooper, Charles Diker, Robert S.
             Folsom, Joseph M. Haggar, III, A. Starke Taylor and Joel Williams
             (incorporated by reference to Exhibit (d)(4) to the Schedule TO, filed by Tupperware and Purchaser on September 20, 2000).

   Exhibit 9 Form of Employment Agreement to be entered into between Tupperware and Richard W. Heath (incorporated by reference to
              Exhibit (d)(2) to the Schedule TO, filed by Tupperware and Purchaser on September 20, 2000).

   Exhibit 10 Form of Employment Agreement to be entered into between
              Tupperware and Jinger L. Heath (incorporated by reference to
              Exhibit (d)(3) to the Schedule TO, filed by Tupperware and Purchaser on September 20, 2000).

   Exhibit 11 Press Release issued by the Company, dated September 13, 2000
              (incorporated by reference to the Schedule 14D-9 filed by the Company on September 15, 2000 containing preliminary communications regarding the Offer).

   Exhibit 12 Proxy Statement, dated March 6, 2000, for the Company's 2000
              Annual Meeting of Stockholders (incorporated by reference from the filing made as of such date; SEC File No. 000-14449).

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BeautiControl, Inc.
                                                  Richard W. Heath
                                             Chief Executive Officer and
                                         Chairman of the Executive Committee

Dated: September 20, 2000

                                                                        ANNEX I

                 [LETTERHEAD OF HOAK BREEDLOVE WESNESKI & CO.]

CONFIDENTIAL

September 10, 2000

Board of Directors
BeautiControl, Inc.
2121 Midway
Carrollton, Texas 75006

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.10 per share (the "Shares"), of BeautiControl, Inc. (the "Company") of the $7.00 per Share in cash to be received by such holders in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, which is proposed to be entered into among Tupperware Corporation ("Parent"), a wholly-owned subsidiary of Parent ("Sub"), and the Company (the "Agreement"). Subject to the terms of the Agreement, Parent will cause Sub to commence a tender offer for all the Shares (the "Tender Offer") at a price equal to $7.00 per Share in cash for each Share accepted. The Agreement further provides that following purchase of the Shares pursuant to the Tender Offer, Sub will be merged with and into the Company (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding Share will be converted into the right to receive $7.00 in cash.

In connection with this opinion, we have reviewed, among other things, a preliminary term sheet dated August 29, 2000, a draft of the Agreement dated September 8, 2000; Annual Reports on Form 10-K of the Company for the five years ended November 30, 1999; certain Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of its past and current business operations, financial condition and future prospects. In addition, we have reviewed certain financial and stock market data of the Company; we have compared those data with similar data for other publicly held companies in businesses similar to the Company; and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions that have recently been effected. We also considered other information, financial studies, analyses and investigations and financial, economic and market criteria we deemed relevant. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company

Board of Directors
BeautiControl, Inc.
September 10, 2000
Page Two

or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We did not participate in negotiating or structuring the Transaction or consider the relative merits of the Transaction as compared to any alternative business strategies or transactions.

In rendering this opinion, we have not been engaged to act as an agent or fiduciary of, and the Company has expressly waived any duties or liabilities we may otherwise be deemed to have had to, the Company's equity holders or any other third party. We will be receiving a fee in connection with rendering this opinion, a significant portion of which is contingent upon the consummation of the Transaction. In the ordinary course of business, Hoak Breedlove Wesneski & Co. and its affiliates may actively trade the equity securities of the Company for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

Our opinion expressed herein is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction, and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with, or how any holder of Shares should vote with respect to, the Transaction.

This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent, except that this letter may be attached in its entirety as an exhibit to the Company's Schedule 14D-9 relating to the Tender Offer.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof the $7.00 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

HOAK BREEDLOVE WESNESKI & CO.

                                                                       ANNEX II

                              BEAUTICONTROL, INC.
                               2121 Midway Road
                            Carrollton, Texas 75006

                               ----------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14f-1 THEREUNDER

                               ----------------

     No Vote or Other Action of the Company's Stockholders Is Required In
                                  Connection
     With This Information Statement. No Proxies Are Being Solicited, and
              You Are Requested Not To Send the Company a Proxy.

  This Information Statement is being mailed on or about September 20, 2000 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of BeautiControl, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $0.10 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by B-C Merger Corporation ("Purchaser"), a wholly-owned subsidiary of Tupperware Corporation ("Tupperware"), to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein have the meaning set forth in the Schedule 14D-9.

  On September 13, 2000, the Company, Tupperware and Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (1) Tupperware agreed to cause Purchaser to commence the Offer for all outstanding Shares at a price of $7.00 per Share, net to the seller in cash, without interest thereon, and (2) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company would become a wholly owned subsidiary of Tupperware. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, October 17, 2000, unless the Offer is extended in accordance with the Merger Agreement and applicable law.

  The Merger Agreement provides that, promptly after such time as Purchaser purchases at least a majority of the outstanding Shares pursuant to the Offer, Purchaser will be entitled, to the fullest extent permitted by law, to designate at its option up to that number of directors, rounded to the nearest whole number, of the Company's Board of Directors, as will make the percentage of the Company's directors designated by Purchaser equal to the percentage of the aggregate voting power of the shares of Common Stock held by Tupperware or any of its subsidiaries. In connection with the foregoing, the Company has agreed that it will promptly, at the option of Tupperware, to the fullest extent permitted by law, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Company's Board of Directors as provided above.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

  The information contained in this Information Statement (including the information incorporated by reference) concerning Tupperware, Purchaser and the proposed designees of Purchaser to the Company's Board of Directors (the "Purchaser Designees") has been furnished to the Company by Tupperware, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

  At the close of business on September 11, 2000, there were 7,231,448 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote. The Board currently consists of seven members.

             RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

  The Merger Agreement provides that, promptly after such time as Purchaser purchases at least a majority of the outstanding Shares pursuant to the Offer, Purchaser will be entitled, to the fullest extent permitted by law, to designate at its option up to that number of directors, rounded to the nearest whole number, of the Company's Board of Directors, as will make the percentage of the Company's directors designated by Purchaser equal to the percentage of the aggregate voting power of the shares of Common Stock held by Tupperware or any of its subsidiaries.

  In the event that Purchaser's designees are elected to the Board of Directors of the Company, the Merger Agreement provides that, until the Effective Time, the Board of Directors will have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"). Furthermore, in such event, if the number of Independent Directors is reduced below three for any reason whatsoever, the remaining Independent Directors or Director will be required to designate a person or persons to fill the vacancy or vacancies, each of whom will be deemed to be an Independent Director. If no Independent Directors then remain, the other directors will designate three persons to fill such vacancies who are not officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Tupperware or any of its subsidiaries, and these persons will be deemed to be Independent Directors.

  Following the election or appointment of the Purchaser Designees and prior to the Effective Time, any amendment or waiver of any term or condition of the Merger Agreement or the Restated Certificate of Incorporation or the Bylaws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Purchaser or waiver or assertion of any of the Company's rights under the Merger Agreement, and any other consent or action by the Board of Directors of the Company with respect to the Merger Agreement, will require the concurrence of a majority of the Independent Directors, and no other action by the Company, including any action by any other director of the Company, will be required for purposes of the Merger Agreement.

  In connection with the foregoing, the Company has agreed that it will promptly, at the option of Tupperware, to the fullest extent permitted by law, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser Designees to be elected or appointed to the Company's Board of Directors as provided above.

  Purchaser has informed the Company that it will choose the initial Purchaser Designees from the persons listed below. With respect to the Purchaser Designees, the following information was furnished to the Company by Tupperware, and sets forth the name, occupation and age of each such Purchaser Designee. Tupperware has informed the Company that each of the Purchaser Designees listed below has consented to act as a director, if so designated. If necessary, Tupperware may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1.

  Tupperware has advised the Company that, except as set forth in the Offer to
Purchase: (i) none of Tupperware, Purchaser, nor to the best knowledge of Tupperware and Purchaser, any of the Purchaser Designees, or any associate or majority owned subsidiary of such persons beneficially owns or has any right to acquire, directly or indirectly, any Shares, and none of Tupperware, Purchaser, nor to the best knowledge of Tupperware and Purchaser, any of the other persons or entities referred to above, nor any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past sixty (60) days; (ii) neither Tupperware nor Purchaser nor, to the best knowledge of Tupperware and Purchaser, any of the Purchaser Designees, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies; (iii) neither Tupperware nor Purchaser nor, to the best knowledge of Tupperware and Purchaser, any of the Purchaser Designees, has had any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Securities and Exchange Commission (the "SEC") applicable to the Offer; and (iv) during the past five years, neither Tupperware nor Purchaser nor, to the best knowledge of Tupperware and Purchaser, any of the Purchaser Designees, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of them, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

  It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of the outstanding Shares pursuant to the Offer, which purchase cannot be earlier than Tuesday, October 17, 2000, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

  Lillian D. Garcia, 44, has been Vice President, Human Resources of Tupperware since December l999. Prior thereto, she was Vice President Human Resources since March 1999, after serving in various human resources positions within the Corporation.

  E.V. Goings, 54, has been Chairman and Chief Executive Officer of Tupperware since October 1997, after serving as President and Chief Operating Officer since 1996. Prior thereto, he served as Executive Vice President of Premark International, Inc. and President of Tupperware Worldwide since November 1992. Mr. Goings serves as a Director of SunTrust Bank, Florida.

  David T. Halversen, 55, has been Senior Vice President, Business Development and Communications of Tupperware since November 1996. Prior thereto, he served as Senior Vice President, Planning, Business Development and Financial Relations since March 1996. He previously served as Vice President, Business Development and Planning since February 1995, after serving in various planning and strategy positions with Avon Products, Inc.

  Alan D. Kennedy, 69, has been President of Tupperware, since April 1998. Prior thereto, he was an independent consultant, since 1996, and from 1989 to 1996 served as President and CEO of Nature's Sunshine Products, Inc.

  Michael S. Poteshman, 37, has been Vice President and Controller of Tupperware since January 1998, after serving as Assistant Controller since March 1996. Prior thereto, he served as Director, Accounting and Reporting Standards for Premark International, Inc. since September 1993.

  Thomas M. Roehlk, 50, has been Senior Vice President, General Counsel and Secretary of Tupperware since December 1995. Prior thereto, he served as Assistant General Counsel and Assistant Secretary of Premark International, Inc.

  James E. Rose, Jr., 58, has been Senior Vice President, Taxes and Government Affairs of Tupperware since March 1997, after serving as Vice President, Taxes and Government Affairs since March 1996. Prior thereto, he served as Vice President, Taxes and Government Affairs for Premark International, Inc.

  Paul B. Van Sickle, 61, has been Executive Vice President and Chief Financial Officer of Tupperware since September 1999. Prior thereto, he served as Executive Vice President since March 1997, after serving as Senior Vice President, Finance and Operations since November 1992.

  Unless otherwise noted, the business address of each person listed above is 14901 S. Orange Blossom Trail, Orlando, Florida 32837, and the telephone number at such address is (407) 826-5050.

          SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

  The following table sets forth, as of September 11, 2000, the number and percentage of outstanding shares of Common Stock beneficially owned by all persons known by the Company to own more than 5% of the Company's Common Stock, by each director of the Company, by each named executive officer, and by all executive officers and directors of the Company as a group.

                                                       Amount and
                                                       Nature of
                                                       Beneficial     Percent of
   Name and Address of Beneficial Owner               Ownership(1)      Class
   ------------------------------------               ------------    ----------
   Jinger L. Heath...................................  1,303,887(2)      16.3%
   2121 Midway Road
   Carrollton, Texas 75006

   Richard W. Heath..................................  1,503,887(3)      18.8%
   2121 Midway Road
   Carrollton, Texas 75006

   Charles M. Diker..................................    323,875(4)       4.1%
   One New York Plaza--31st Floor
   New York, New York 10004

   Robert S. Folsom..................................    218,000(5)       2.7%
   16475 Dallas Parkway
   Dallas, Texas 75248

   J. Robert Ward-Burns..............................    135,000(6)       1.7%
   328 Beach Road North
   Wilmington, North Carolina 28411

   M. Douglas Tucker.................................     74,400(7)         *
   416 Lake Raponda Road
   Wilmington, Vermont 05363

   Joseph M. Haggar, III.............................      3,500(8)         *
   6311 Lemmon Avenue
   Dallas, Texas 75209

   Jo-Anne C. Jaeger.................................     66,150(9)         *
   2121 Midway Road
   Carrollton, Texas 75006

   Sheila O'Connell Cooper...........................    133,333(10)      1.7%
   2121 Midway Road
   Carrollton, Texas 75006

   Clifton R. Sanders................................          0(11)        *
   4564 Hitching Post Lane
   Plano, Texas 75024

   A. Starke Taylor, Jr. ............................     29,250(12)        *
   17916 Cedar Creek Canyon
   Dallas, Texas 75252

                                                     Amount and
                                                     Nature of
                                                     Beneficial     Percent of
   Name and Address of Beneficial Owner             Ownership(1)      Class
   ------------------------------------             ------------    ----------
   Joel T. Williams, Jr. ..........................     54,000(13)        *
   2121 Midway Road
   Carrollton, Texas 75006

   Jim Sowell Construction Co., Inc. ..............  1,620,033(14)     20.2%
   3131 McKinney Avenue, Suite 200
   Dallas, Texas 75204

   All executive officers and directors as a group   3,720,088(15)     46.5%
   (14 persons)....................................

--------
  * Less than 1%.
 (1) Unless otherwise noted, each of the listed individuals has sole voting and dispositive power for the shares beneficially owned.
 (2) Includes options to purchase 150,000 shares of Common Stock exercisable within 60 days.
 (3) Includes options to purchase 150,000 shares of Common Stock exercisable within 60 days and 200,000 shares of Common Stock held in trust over which Mr. Heath is co-trustee and has shared voting and dispositive power. Mr. Heath's shares do not include 1,200,000 shares owned by Jim Sowell Construction Co., Inc. Mr. Heath has been granted a proxy to vote such shares.
 (4) Includes options to purchase 18,000 shares of Common Stock exercisable within 60 days. Includes 12,125 shares of Common Stock which are indirectly owned for which Mr. Diker shares voting and investment power. Does not include 11,250 shares of Common Stock owned by the wife of Mr. Diker and 9,000 shares owned by clients of Mr. Diker, for which Mr. Diker disclaims beneficial ownership.
 (5) Includes options to purchase 18,000 shares of Common Stock exercisable within 60 days. Does not include 15,000 shares of Common Stock owned by the wife of Mr. Folsom, for which Mr. Folsom disclaims beneficial ownership.
 (6) Includes options to purchase 135,000 shares of Common Stock exercisable within 60 days. Share ownership information is based on publicly available information.
 (7) All outstanding options cancelled effective January 11, 2000 and February 10, 2000 due to separation of employment pursuant to terms of option plan agreements. Share ownership information is based on publicly available information.
 (8) Includes options to purchase 3,500 shares of Common Stock exercisable within 60 days.
 (9) Includes options to purchase 66,150 shares of Common Stock exercisable within 60 days.
(10) Includes options to purchase 133,333 shares of Common Stock exercisable within 60 days.
(11) All outstanding options canceled effective November 29, 1999 and December 29, 1999 due to separation of employment pursuant to terms of option plan agreement. Share ownership information is based on publicly available information.
(12) Includes options to purchase 18,000 shares of Common Stock exercisable within 60 days. Does not include 55,205 shares of Common Stock owned by the wife of Mr. Taylor, for which Mr. Taylor disclaims beneficial ownership.
(13) Includes options to purchase 18,000 shares of Common Stock exercisable within 60 days.
(14) A proxy to vote 1,200,000 of these shares has been granted to Richard W. Heath. For as long as Jim Sowell Construction Co., Inc. is the owner of at least 1,200,000 shares of Common Stock, the Company and Richard W. Heath have agreed to use their best efforts to cause Mr. James E. Sowell, Chief Executive Officer of Jim Sowell Construction Co., Inc., to be elected to the Board of Directors of the Company. To date, Mr. Sowell has not chosen to exercise this contractual right.
(15) Includes options to purchase 638,383 shares of Common Stock exercisable within 60 days.

                       DIRECTORS AND EXECUTIVE OFFICERS

  Jinger L. Heath, 47, is a founder of the Company and has been Chairman of the Board of Directors of the Company since its inception in January 1981. She identifies the Company's product needs and manages the development and quality of the Company's skin care, cosmetics and nutritional and beauty supplements. Ms. Heath also serves on the Company's Executive Committee.

  Richard W. Heath, 58, is a founder of the Company and has been Chief Executive Officer and a director of the Company since its inception in January 1981. On September 1, 1999, Mr. Heath assumed the position of Chief Executive Officer and Chairman of the Executive Committee. Mr. Heath has over 32 years of experience in the direct sales industry. Mr. Heath currently serves as a director of Haggar Clothing Co., a public company.

  Sheila O'Connell Cooper, 42, has been President and Chief Operating Officer and a director of the Company since September 1999. Ms Cooper resigned as a director effective September 13, 2000, and resigned from all other positions with the Company effective as of September 30, 2000. Prior to joining the Company, she was employed by Mary Kay Inc. for over eleven years, most recently serving as Executive Vice President and member of the Board of Directors and Executive Committee of Mary Kay Inc.

  Richard A. Heath, 34, has been Senior Vice President, Sales, since October 1999. Prior to that time and since August 1999, he was Senior Vice President, Sales and Marketing for Eventus International, Inc., a BeautiControl subsidiary. From February 1999 to August 1999, he was an Independent Distributor for Eventus International, Inc. Prior to that and since September 1998, he was Vice President, Sales Development for Eventus International, Inc. Prior to that he was Director of Sales for BeautiControl from April 1995 to September 1998. Prior to that he was Manager of Leadership Development from March 1994 to April 1995. Prior to that and since October 1991, he was Senior Supervisor of Administrative Services. Prior to that he was a Sales Analyst from October 1990 to October 1991.

  Kristi L. Hubbard, 36, has been Senior Vice President and Chief Financial Officer since May 2000. Prior to that and since January 2000, Ms. Hubbard was Senior Vice President and Controller. Prior to that and since January 1999, Ms. Hubbard was Vice President and Controller. Prior to that and since March 1997, Ms. Hubbard was Controller and Managing Director of Accounting. From March 1996 to February 1997, Ms. Hubbard held the position of Director of Accounting, and from December 1993 to February 1996, served as Manager of Accounting. Ms. Hubbard joined the Company in October 1990 and served in various accounting staff and management positions through November 1993. Prior to joining the Company, Ms. Hubbard held accounting and auditing positions with Medical Systems Support, Inc., a subsidiary of HBO & Company and with the Texas Comptroller of Public Accounts.

  Jo-Anne C. Jaeger, 57, has been Senior Vice President, Marketing, since August 1999. Ms. Jaeger served as Senior Vice President, Merchandising and International from December 1995 to August 1999. Ms. Jaeger was Senior Vice President, Marketing Strategies from January 1992 to December 1995. Ms. Jaeger joined the Company in April 1990 as Vice President, Product Marketing. Prior to joining the Company, Ms. Jaeger was employed by Avon Products for 15 years, most recently as Vice President Sales Planning.

  James L. Montgomery, 53, has been Senior Vice President, Manufacturing Operations, since November 1999. Previously Mr. Montgomery served as Vice President of Purchasing after joining the Company in November 1997. Prior to joining the Company, Mr. Montgomery served as Manager of Worldwide Sourcing at Jafra Cosmetics International, a subsidiary of the Gillette Company, from August 1991 through October 1997. Prior to that and since September 1987, Mr. Montgomery was Manager of Global Purchasing.

  J. Timmons Parker, 54, has been Senior Vice President, Sales Support, since May 2000, and was previously Vice President, Sales Support, since October 1999. Mr. Parker was Vice President, Sales, from July 1996 to October 1999. From January 1995 to July 1996, Mr. Parker was Managing Director, Leadership Development.

Mr. Parker joined the Company as Director, Sales Development in November 1992. Prior to joining the Company, Mr. Parker was Vice President and General Manager for Neiman Marcus where he worked for sixteen years.

  Amelia G. Spolec, 42, has been Senior Vice President and Chief Information Officer since March 1999. Prior to that time, Ms. Spolec was Senior Vice President, Information Services since March 1998. Prior to that time and since July 1996, Ms. Spolec was Vice President, Information Services. Prior to that and since January 1995, Ms. Spolec was Managing Director, Information Services. In February 1992, Ms. Spolec joined the Company as Director, Information Services. Prior to joining the Company, Ms. Spolec was Senior Manager with Grant Thornton LLP for seven years.

  Charles M. Diker, 66, has been a director of the Company since May 1987. Since 1986, Mr. Diker has been Chairman of the Board of Directors of Cantel Industries Inc. Mr. Diker currently serves as a director of Chyron Corporation, International Specialty Products, Inc. and AMF Bowling, Inc.

  Robert S. Folsom, 73, has been a director of the Company since June 1985. Mr. Folsom is Chairman of the Board of Directors of Folsom Properties, Inc., a real estate development firm. Mr. Folsom served as Mayor of the City of Dallas from 1976 to 1981.

  Joseph M. Haggar, III, 49, has been a director of the Company since August 1996. Mr. Haggar has been Chairman of the Board of Haggar Clothing Co., a marketer of men's and women's dress and casual clothing since 1994 and Chief Executive Officer since 1990. Mr. Haggar also serves as a director of Chase Bank of Texas.

  A. Starke Taylor, Jr., 78, has been a director of the Company since June 1985. From 1978 until 1987, Mr. Taylor was Chairman of the Board of Directors of Graylor Investments, a private investment firm. Mr. Taylor served as Mayor of the City of Dallas from 1983 to 1987. Mr. Taylor currently serves as President of Taylor Investments, a private investment firm.

  Joel T. Williams, Jr., 80, has been a director of the Company since January 1986. From 1985 to 1989, Mr. Williams was an advisory director of Bright Banc Savings Association. From 1969 to 1985, Mr. Williams was Chairman of the Board and Chief Executive Officer of Texas Federal Savings and Loan Association.

  Richard W. Heath and Jinger L. Heath are husband and wife. Richard A. Heath is the son of Richard W. Heath. There are no other family relationships between other directors or current executive officers of the Company.

               COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

General

  The Board of Directors has established a Compensation Committee, an Audit Committee, and a Nominating Committee. The Company's Bylaws provide that the Compensation Committee and the Audit Committee are required to be comprised of directors who are not employees of the Company.

  The Compensation Committee, composed of Messrs. Folsom and Taylor, met three times during the fiscal year ended November 30, 1999, and took action by unanimous consent five times. This committee reviews and approves salaries and bonuses of executive officers and administers the Company's Incentive Stock Option Plan, Non-Qualified Stock Option Plan, and Special Stock Option Plan.

  The Audit Committee, composed of Messrs. Williams, Haggar and Diker, met two times during the fiscal year ended November 30, 1999. This committee recommends to the Board of Directors the appointment of independent auditors, reviews the plan and scope of audits, reviews the Company's significant accounting policies and internal controls, and has general responsibility for related matters.

  The Nominating Committee, composed of Messrs. Folsom and Taylor, met one time during fiscal 1999. This committee nominates persons for election to the Board of Directors. The Board of Directors will consider nominees submitted by holders of Common Stock if submitted to the Company on or before November 8, 2000. The Company's Bylaws contain a provision which requires that a stockholder may nominate a person for election as a director only if written notice of such stockholder's intent to make such nomination has been given to the Secretary of the Company not later than 60 days prior to an annual meeting. This provision also requires that the notice set forth, among other things, a description of all arrangements or understandings between the nominating stockholder and the nominee pursuant to which the nomination is to be made or the nominee is to be elected, and such notice must also contain such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated by the Board of Directors of the Company. This provision is intended to give the Company the opportunity to obtain all relevant information regarding persons nominated for director. The Board of Directors may disqualify any nominee who fails to provide the Company with complete and accurate information as required by this provision.

  The Board of Directors held six meetings during the fiscal year ended November 30, 1999 and took action by unanimous consent two times. All of the directors attended more than 75% of the meetings of the Board of Directors, with the exception of Mr. Williams. All of the members attended at least 75% of the meetings of the committees on which they served.

Compensation of Directors

  Members of the Board of Directors who are not officers or employees of the Company receive an annual fee of $12,000 together with $1,500 for each directors' meeting they attend and $750 for each committee meeting they attend. Directors are reimbursed for expenses relating to attendance at meetings.

Special Stock Option Plan

  The Company's Special Stock Option Plan provides for the granting of options to purchase a maximum of 59,000 shares of Common Stock to non-employee directors of the Company. Under the terms of the Special Stock Option Plan, a non-employee director receives an automatic grant of options for 2,500 shares of Common Stock when such person first becomes a director of the Company. Additional options to purchase 1,000 shares of Common Stock are automatically granted to non-employee directors annually if the Company's net income is equal to or greater than 105% of net income for the previous year. All grants of options under the Special Stock Option Plan are made automatically and without any discretion on the part of the Compensation Committee with respect to the grantee, the number of options granted and the exercise price of the options. The Special Stock Option Plan requires that the exercise price for each option be equal to 100% of the fair market value of the Common Stock on the date of the grant. Each option will expire ten years from the date of grant and no option is exercisable until one year from the date of grant. Notwithstanding any other restriction in the Special Stock Option Plan, options will become immediately exercisable upon a reorganization, merger or consolidation of the Company or a change in control of the Company.

                            EXECUTIVE COMPENSATION

  The following table sets forth the total compensation paid or accrued by the Company for services rendered during the fiscal years ended November 30, 1999, 1998 and 1997. The table includes the following: the Company's Chief Executive Officer and the four other most highly compensated executive officers who were serving as executive officers at the end of November 30, 1999 and whose total cash compensation for the year exceeded $100,000 and two additional individuals for whom disclosure would have been provided but were not serving as an executive officer at November 30, 1999.

                          Summary Compensation Table

                                                                                Long-Term
                                         Annual Compensation                   Compensation
                               ------------------------------------------ -------------------------
                                                                                         Long-Term
   Name and Principal                                    Other Annual       Option       Incentive     All Other
        Position          Year Salary ($) Bonus ($)   Compensation ($)(1) Awards (#)    Payouts ($) Compensation ($)
   ------------------     ---- ---------- ---------   ------------------- ----------    ----------- ----------------
Richard W. Heath(3).....  1999  750,000    125,000                0              0          N/A               0
 Chief Executive Officer  1998  575,000          0                0        200,000(4)       N/A
 and Chairman of the      1997  497,068     10,340                0              0          N/A
 Executive Committee

Jinger L. Heath.........  1999  750,000    125,000          115,069(2)           0          N/A               0
 Chairman of the Board    1998  575,000          0                0        200,000(4)       N/A
                          1997  497,068     10,340                0              0          N/A

Sheila O'Connell          1999  112,500    200,000(5)             0        500,000(6)       N/A               0
 Cooper(3)..............
 President and Chief
 Operating Officer

Jo-Anne C. Jaeger.......  1999  225,000          0                0         30,000(6)       N/A           4,000(7)
 Senior Vice President    1998  165,000          0                0              0          N/A
 Marketing                1997  165,000     10,000                0              0          N/A


J. Robert Ward-           1999  319,375          0                0         50,000(8)       N/A         371,500(9)
 Burns(3)...............  1998  347,500          0                0        150,000(10)      N/A
 Former Executive Vice    1997  327,500      7,033                0              0          N/A
 President and President
 Global Network
 Marketing

M. Douglas Tucker.......  1999  260,000          0                0              0          N/A         106,917(11)
 Senior Vice President    1998  212,270          0                0         55,000(12)      N/A
 Finance and Chief        1997  183,583     10,000                0              0          N/A
 Financial Officer

Clifton R. Sanders......  1999  235,000          0                0              0          N/A         121,500(13)
 Former Senior Vice       1998  235,000          0                0         38,400(14)      N/A
 President Research and   1997  220,000     10,000                0              0          N/A
 Development

--------
 (1) Exceeding the lesser of $50,000 or 10% of salary and bonus.
 (2) Includes $71,600 for wardrobe for numerous video productions, stage and television appearances.
 (3) Sheila O'Connell Cooper succeeded Richard W. Heath as President and J. Robert Ward-Burns as Executive Vice President effective September 1, 1999 and will resign from such positions effective September 30, 2000.
     Richard W. Heath maintained his position as Chief Executive Officer, and
     J. Robert Ward-Burns, now separated from the Company, was assigned responsibilities as President of Global Network Marketing.
 (4) Options granted in previous years, exchanged for repriced options in October 1998.
 (5) Signing bonus.
 (6) Options granted August 26, 1999.
 (7) Company match for 401(k) plan.
 (8) Options granted August 26, 1999, canceled October 5, 1999, due to separation of employment pursuant to terms of option plan agreement.

 (9) Includes payments related to an effective employment separation date of October 5, 1999, in the amount of $365,000, Company match for 401(k) plan in the amount of $4,000 and premium for term life insurance in the amount of $2,500.
(10) Includes options granted in previous years, exchanged for repriced options in October 1998. Options cancel effective October 31, 2000, pursuant to terms of option plan agreement amendment, effective October 5, 1999.
(11) Includes amounts offered in connection with an effective employment separation date of January 11, 2000 in the amount of $102,917, which has not yet been accepted, and Company match for 401(k) plan in the amount of $4,000.
(12) Includes options granted in previous years, exchanged for repriced options in October 1998. 15,000 options canceled effective January 11, 2000, and 40,000 options canceled effective February 10, 2000 due to separation of employment pursuant to terms of option plan agreements.
(13) Includes payments related to an effective employment separation date of November 29, 1999, in the amount of $117,500 and Company match for 401(k) plan in the amount of $4,000.
(14) Includes 28,400 options granted in previous years, exchanged for repriced options in October 1998 and 10,000 options granted in October 1998. 28,400 options canceled effective November 29, 1999, and 10,000 options canceled effective December 29, 1999, due to separation of employment pursuant to terms of option plan agreements.

Stock Option Grants in Last Fiscal Year

                                                                             Potential
                                                                         Realizable Value
                                       Individual Grants                    at Assumed
                         -----------------------------------------------  Annual Rates of
                                      % of Total                            Stock Price
                          Number of    Options                           Appreciation for
                         Securities   Granted to                          a Period of Ten
                         Underlying   Employees                            Years ($)(4)
                           Options    in Fiscal    Exercise   Expiration -----------------
          Name           Granted (#)     Year    Price ($/Sh)    Date      5%       10%
          ----           -----------  ---------- ------------ ---------- ------- ---------
Richard W. Heath........       N/A                                       $     0 $       0
  The following table contains information concerning the grant of stock options during fiscal 1999 to the individuals named in the Summary
Compensation Table.


Jinger L. Heath.........       N/A                                             0         0

Sheila O'Connell Coo-      250,000(1)    31.3%      3.625      8/26/09   569,941 1,444,327
 per....................   250,000(2)    31.3%      3.625      8/26/09   569,941 1,444,327

Jo-Anne C. Jaeger.......    30,000(1)     3.8%      3.625      8/26/09    68,393   173,319

J. Robert Ward-Burns....    50,000(3)     6.3%      3.625      8/26/09   113,988   288,865

M. Douglas Tucker.......       N/A                                             0         0

Clifton R. Sanders......       N/A                                             0         0

--------
(1) Options were granted in 1999 and are exercisable at fifty percent per year beginning one year from date of grant.
(2) Options were granted in 1999 and are exercisable at thirty three and one-third percent per year beginning one year from date of grant.
(3) Options were granted in 1999 and canceled effective October 5, 1999, due to a separation of employment pursuant to terms of option plan agreement.
(4) These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall market conditions. There can be no assurance that the amounts reflected in this table will be achieved.

Aggregated Option Exercises in Last Fiscal Year and Option Values at Fiscal Year End

  The following table provides information, with respect to the named executive officers, concerning the exercise of options during the last fiscal year and unexercised options held as of November 30, 1999.

                                                     Number of Securities      Value of Unexercised
                                                      Unexercised Options      In-the-Money Options
                            Shares                    at Fiscal Year-End     at Fiscal Year-End ($)(1)
                         Acquired on     Value     ------------------------- -------------------------
          Name           Exercise (#) Realized ($) Exercisable Unexercisable Exercisable Unexercisable
          ----           ------------ ------------ ----------- ------------- ----------- -------------
Richard W. Heath........     N/A          N/A        200,000            0        $ 0          $ 0
Jinger L. Heath.........     N/A          N/A        200,000            0          0            0
Sheila O'Connell
 Cooper.................     N/A          N/A              0      500,000          0            0
Jo-Anne C. Jaeger.......     N/A          N/A         60,150       30,000          0            0
J. Robert Ward-
 Burns(2)...............     N/A          N/A        135,000       15,000          0            0
M. Douglas Tucker(3)....     N/A          N/A         32,000       23,000          0            0
Clifton R. Sanders(4)...     N/A          N/A          2,000        8,000          0            0

--------
(1) Based on the closing price of $3.313 for the Common Stock on November 30, 1999, the Company's fiscal year end.
(2) Due to separation of employment and amendment of option plan agreement, options canceled effective October 31, 2000.
(3) Due to separation of employment and pursuant to option plan agreements, 15,000 options canceled effective January 11, 2000, and 40,000 options canceled effective February 10, 2000.
(4) Due to separation of employment and pursuant to option plan agreement, options canceled effective December 29, 1999.

Employment Contracts

  The Company entered into an employment agreement with Sheila O'Connell Cooper, dated August 7, 1999. Among other things, the employment agreement provided (i) a base salary of $450,000 per year, (ii) a bonus of at least 50% of base salary to a maximum of 100% of base salary, based on the Company's growth and profitability, (iii) an exit bonus equal to eighteen months' salary in certain circumstances, (iv) a grant of stock options to acquire 500,000 shares of common stock, half of which vest over three years and half of which vest over five years, (v) upon a change of control, a payment of 100% of the annual bonus described in (ii) above and acceleration of the stock options described in (iv) above, and (vi) certain other fringe benefits.

  Effective September 13, 2000, pursuant to the terms of a Resignation and Separation Agreement (the "Severance Agreement"), between the Company and Ms. Cooper, Ms. Cooper resigned her employment with the Company and all subsidiaries and affiliates, effective September 30, 2000. Ms. Cooper also resigned as director effective September 13, 2000. The Severance Agreement provides, among other things, that the Company will provide Ms. Cooper with certain insurance and other benefits for a specified period of time. The Severance Agreement also provides that the Company will make the severance payments required under Ms. Cooper's employment agreement, along with payments for accrued salary, accrued bonuses, and earned and unused vacation. Pursuant to the Severance Agreement, the vested and unvested portions of the stock options held by Ms. Cooper will not be terminated until the earlier of (a) September 29, 2001 or (b) the effective date of the Merger (such date, the "Option Termination Date"). Until the Option Termination Date, Ms. Cooper may exercise any stock option to the extent it is vested as of September 30, 2000. Except as provided below, there will be no additional vesting of any of Ms. Cooper's stock options. Upon the effective date of (1) the closing of the Merger or (2) the sale or exchange of all or substantially all of the assets of the Company, other than in the ordinary course of business, if such event occurs prior to September 29, 2001, Ms. Cooper's stock options will be accelerated and become fully vested, and Ms. Cooper will be entitled to a payment equal to the spread of such options (less applicable taxes).

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

  During fiscal 1999 the Compensation Committee consisted of Messrs. Folsom and Taylor. None of the members of the Compensation Committee has ever been an officer or employee of the Company. Mr. Heath is on the Compensation Committee of Haggar Clothing Co., and Mr. Haggar is a director of the Company.

Report of the Compensation Committee on Annual Compensation

  The Compensation Committee of the Board of Directors (the "Committee") is responsible for overseeing all stock option plans, setting the compensation for the Chief Executive Officer ("CEO"), the Chairman of the Board ("Chairman"), the President/Chief Operating Officer ("President/COO") and providing guidelines to the CEO for determining the annual compensation of other officers.

 Executive Officer Compensation Other than CEO, Chairman and President/COO

  The Committee believes that total compensation for the Company's officers must be in amounts sufficient to attract, retain and motivate key employees, while at the same time maintaining reasonable linkage between executive compensation and Company performance.

  The Committee sets guidelines for officer pay based upon industry levels. As in prior years, 1999 base salaries were set at mid-range pay levels when compared to similar companies in the industry, with potential additional compensation to be made through cash bonuses. Cash bonuses for all officers other than the President/COO, CEO and Chairman were based on a combination of individual performance and Company performance. Forty percent of the bonus amount was tied to individual performance against stated objectives and the remaining sixty percent was dependent upon the Company reaching stated sales objectives. Neither portion of the bonus was to be paid unless the Company reached a stated pre-tax earnings objective. For 1999, no bonus amounts were paid.

  Stock options are granted to executive officers by the Committee at the time the officers are hired and thereafter based on individual contributions. Stock options are granted at the fair market value of the Common Stock on the date of grant, with an exercise period of up to nine years.

 CEO, Chairman and President/COO Compensation

  The compensation for both the CEO and the Chairman is determined by the Committee based upon a combination of base pay and cash bonus, with the total cash compensation being strongly affected by Company performance. The base pay for both the CEO and Chairman for fiscal 1999 was $750,000 as noted in the Summary Compensation Table. Annual cash bonus payments for the CEO and the Chairman are each set at 3% of the Company's pre-tax profits for the fiscal year. As a result, bonus payments to the CEO and the Chairman fluctuate based upon the Company's pre-tax profits. The Committee may grant additional discretionary cash bonuses to the CEO and the Chairman based on the Committee's evaluation of individual performance. Discretionary bonuses of $125,000 each were granted to the CEO and the Chairman for fiscal 1999 of which one half was deferred for payment into 2000.

  The compensation for the President/COO is determined by the committee based upon a combination of base pay and a signing bonus for fiscal 1999. The annual base pay for fiscal 1999 was $450,000 and was prorated to the effective hiring date as noted in the Summary Compensation Table. In 1999, a signing bonus of $200,000 was paid.

  The Committee grants stock options to the CEO, Chairman and President/COO based upon a subjective evaluation of many factors including performance, leadership, motivational effect, and extraordinary contributions to the Company.

  This report is submitted by the members of the Compensation Committee:

                                          Robert S. Folsom

                                          A. Starke Taylor, Jr.

Performance Graph

  The following graph compares the yearly percentage change in the cumulative total stockholder return for the Company's Common Stock from December 1, 1994, through November 30, 1999 with the cumulative total return for the Nasdaq Market Index and the Peer Group(/1/). The comparison assumes $100 was invested in the Company's Common Stock on December 1, 1994, and in each of the foregoing indices and assumes reinvestment of dividends.

                  COMPARE 5-YEAR CUMULATIVE TOTAL RETURN AMONG
         BEAUTICONTROL, INC., NASDAQ MARKET INDEX AND PEER GROUP INDEX


                    GRAPH OF CUMULATIVE TOTAL RETURN
Measurement Period                          PEER GROUP   NASDAQ
(Fiscal Year Covered)        BeautiControl    INDEX      MARKET INDEX
-------------------          -------------  ---------    ------------
Measurement Pt-
1994                         $100.00        $100.00      $100.00
1995                         $ 65.00        $122.47      $126.79
1996                         $101.34        $191.49      $157.31
1997                         $ 61.35        $202.79      $195.40
1998                         $ 49.08        $284.05      $241.54
1999                         $ 28.22        $260.69      $395.59

--------
(1) The Peer Group includes Avon Products, Inc., Nature's Sunshine Products Inc., and Herbalife International, Inc.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  On October 13, 1998, M. Douglas Tucker, the Company's Senior Vice President--Finance, Secretary and Chief Financial Officer, borrowed $50,000 from the Company. Thereafter, Mr. Tucker borrowed additional amounts from the Company from time to time, with the last borrowing occurring October 26, 1999. The largest aggregate principal amount outstanding on these loans during fiscal 1999 was $84,500. Promissory notes with interest at the then effective prime rates evidence the indebtedness. As of September 11, 2000, the aggregate principal amount outstanding on these loans was $59,500. Mr. Tucker's positions as Senior Vice President--Finance, Secretary and Chief Financial Officer were terminated effective January 11, 2000.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of the Company's Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, based on its review of the copies of such reports and written representations that no other reports were required, during the fiscal year ended November 30, 1999, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with. The Company is not aware of any failure to file a required report.